UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Steel Partners Holdings L.P.

(Name of Issuer)

Common Units, no par value

(Title of Class of Securities)

85814R107

(CUSIP Number)

Warren G. Lichtenstein

Steel Partners, Ltd.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 13, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 85814R107

1	NAME OF REPORTING PERSON

WGL CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

COLORADO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,362,920
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,362,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,362,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.0%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 85814R107

1	NAME OF REPORTING PERSON

STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,493,811
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,493,811
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,493,811
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.5%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 85814R107

1	NAME OF REPORTING PERSON

SPH SPV-I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,662,589 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,662,589 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,662,589 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

OO

(1)	Includes 461,442 Class C Units.

4

CUSIP NO. 85814R107

1	NAME OF REPORTING PERSON

WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,598,981
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,156,400 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,598,981
	10	SHARED DISPOSITIVE POWER

8,156,400 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,755,381 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.8%
14	TYPE OF REPORTING PERSON

IN

(1)       Includes 461,442 Class C Units.

5

CUSIP NO. 85814R107

1	NAME OF REPORTING PERSON

JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,515,228
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,277,590
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,515,228
	10	SHARED DISPOSITIVE POWER

2,277,590
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,792,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 85814R107

1	NAME OF REPORTING PERSON

EMH HOWARD LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 85814R107

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Units, no par value, including Class C Common Units (the “Class C Units”), of Steel Partners Holdings L.P. (the “Issuer”). The Class C Units have the same rights as the Common Units, except that a Class C Unit will not be saleable in the public market until the capital account allocable to such Class C Unit is equal to the capital account allocable to a Common Unit (“Capital Account Alignment”), determined as if a Class C Unit and a Common Unit were separate partnership interests for U.S. federal income tax purposes. At such time that Capital Account Alignment is achieved, a Class C Unit will convert automatically into a Common Unit. Class C Units (including Class C Units received in respect of a year) will be allocated their share of taxable income based on their percentage interests, except as otherwise determined by the Issuer. The Common Units, including the Class C Units, are collectively referred to herein as the “Units”. All Class B Units previously owned by certain Reporting Persons previously converted automatically into regular Common Units. The address of the principal executive offices of the Issuer is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by WGL Capital LLC, a Colorado limited liability company (“WGL”), Steel Partners, Ltd., a Delaware corporation (“SPL”), SPH SPV-I LLC, a Delaware limited liability company (“SPH SPV”), Warren G. Lichtenstein, Jack L. Howard and EMH Howard, LLC, a New York limited liability company (“EMH”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

SPL is the sole member of WGL. Warren G. Lichtenstein is the Manager of WGL, the Chief Executive Officer and a control person of SPL and the Managing Member of SPH SPV. By virtue of these relationships, SPL may be deemed to beneficially own the Units owned directly by WGL and Mr. Lichtenstein may be deemed to beneficially own the Units owned directly by WGL, SPL and SPH SPV. Jack L. Howard is the Managing Member of EMH. By virtue of this relationship, Mr. Howard may be deemed to beneficially own the Units owned directly by EMH. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers of WGL and the directors and executive officers of SPL. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, including on Schedule A, none of the persons or entities listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

8

CUSIP NO. 85814R107

(b)       The principal business address of each of the Reporting Persons is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(c)       WGL is a holding company. SPL is a holding company. SPH SPV is a holding company. The principal occupation of Warren G. Lichtenstein is serving as the Executive Chairman of Steel Partners Holdings GP Inc., the general partner of the Issuer (“Steel Holdings GP”). The principal occupation of Jack L. Howard is serving as the President of Steel Holdings GP and serving as a principal of Mutual Securities, Inc., a registered broker dealer. EMH is a family-owned holding company whose principal business is investing in securities.

(d)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of the individuals who are Reporting Persons or listed on Schedule A is a citizen of the United States of America. WGL is a Colorado limited liability company. SPL is a Delaware corporation. SPH SPV is a Delaware limited liability company. EMH is a New York limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 130,891 Common Units owned directly by SPL were acquired as follows: (i) 116,041 Common Units were acquired by SPL with its working capital in open market and private transactions for an aggregate purchase price of approximately $973,625, and (ii) 14,850 Common Units were acquired by SPL in connection with a settlement agreement with a former investor in an affiliated entity for an aggregate purchase price of approximately $111,375.

The 6,362,920 Common Units owned directly by WGL were acquired pursuant to the arrangements discussed in Item 4 below.

The 1,201,147 Common Units and the 461,442 Class C Units owned directly by SPH SPV were acquired pursuant to the arrangements discussed in Item 4 below.

The 1,598,981 Common Units owned directly, and indirectly through a grantor retained annuity trust, by Warren G. Lichtenstein were initially acquired by Mr. Lichtenstein or his affiliates in connection with various previously-disclosed transactions relating to the restructuring of certain predecessors of the Issuer.

Of the 3,792,818 Common Units owned directly, and indirectly through EMH and trusts, by Jack L. Howard, 3,085,827 Common Units were initially acquired by Mr. Howard or his affiliates in connection with various previously-disclosed transactions relating to the restructuring of certain predecessors of the Issuer and 706,991 Common Units were acquired by Mr. Howard in a private transaction in exchange for equity in a private corporation.

9

CUSIP NO. 85814R107

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

On April 11, 2012, as a result of the termination of that certain Investor Services Agreement by and between the Issuer and WGL, and pursuant to the terms of the Second Amended and Restated Deferred Fee Agreement by and between the Issuer and WGL (the “Deferred Fee Agreement”), 6,403,002 Class B Units were issued to WGL by the Issuer, subject to adjustment as of March 31, 2012. On May 11, 2012, an additional 536,645 Class B Units were issued to WGL by the Issuer reflecting an adjustment based on the deferred fee liability as of March 31, 2012. On May 1, 2014, the capital account allocable to a Class B Unit equaled the capital account allocable to a regular Common Unit and, therefore, all then outstanding Class B Units converted automatically into regular Common Units. Subsequent to the May 1, 2014 conversion, 706,991 Common Units were sold in a private transaction on November 4, 2015.

On January 7, 2015, pursuant to the terms of the Deferred Fee Agreement, 130,264 Class B Units were issued to WGL by the Issuer. On May 16, 2016, the capital account allocable to a Class B Unit equaled the capital account allocable to a regular Common Unit and, therefore, all then outstanding Class B Units converted automatically into regular Common Units.

On May 1, 2014, SPH SPV was issued 1,542,073 Class C Units with respect to the Incentive Units received pursuant to that certain Fifth Amended and Restated Management Agreement effective as of May 11, 2012 (the “Management Agreement”), by and among the Issuer, SPH Group LLC, a wholly owned subsidiary of the Issuer, and SP General Services, LLC, the manager of the Issuer (“SP General Services”). The right to receive such Class C Units was previously assigned to SPH SPV by SP General Services. On May 1, 2014, the capital account allocable to a Class C Unit equaled the capital account allocable to a regular Common Unit and, therefore, all then outstanding Class C Units converted automatically into regular Common Units. Subsequent to the May 1, 2014 conversion, 340,926 Common Units were withdrawn from SPH SPV.

On January 7, 2015, the Issuer and SPH SPV entered into that certain Incentive Unit Agreement (the “Incentive Unit Agreement”), effective as of May 11, 2012, to restate the provisions related to the Incentive Units from the Management Agreement without substantive change.

On February 13, 2018, SPH SPV was issued 461,442 Class C Units with respect to the Incentive Units received pursuant to the Incentive Unit Agreement. The right to receive such Class C Units was previously assigned to SPH SPV by SP General Services.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Units at prices that would make the purchase or sale of Units desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Units on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable to the extent permitted by the limited partnership agreement of the Issuer or applicable law.

10

CUSIP NO. 85814R107

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein or in Mr. Lichtenstein’s or Mr. Howard’s capacities as executive officers and directors of the general partner of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Units reported owned by each person named herein is based upon 26,016,926 Units outstanding as of November 6, 2017, based on the Issuer’s Form 10-Q filed on November 7, 2017, plus the additional 461,442 Class C Units issued to SPH SPV on February 13, 2018.

As of the close of business on the date hereof, WGL owned directly 6,362,920 Common Units, constituting approximately 24.0% of the Units outstanding. By virtue of their relationship with WGL discussed in further detail in Item 2, each of SPL and Warren G. Lichtenstein may be deemed to beneficially own the Units owned directly by WGL.

As of the close of business on the date hereof, SPL owned directly 130,891Common Units, constituting less than 1% of the Units outstanding. By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Common Units owned directly by SPL.

As of the close of business on the date hereof, SPH SPV owned directly 1,201,147 Common Units and 461,442 Class C Units, constituting approximately 6.3% of the Units outstanding. By virtue of his relationship with SPH SPV discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Units owned directly by SPH SPV.

As of the close of business on the date hereof, Warren G. Lichtenstein owned: (i) directly 1,285,869 Common Units, constituting approximately 4.9% of the Units outstanding, and (ii) indirectly, through a grantor retained annuity trust of which Mr. Lichtenstein is trustee, 313,112 Common Units, constituting approximately 1.2% of the Units outstanding, which, together with the Units owned directly by WGL, SPL and SPH SPV that Mr. Lichtenstein may also be deemed to beneficially own, constitute approximately 36.8% of the Units outstanding.

As of the close of business on the date hereof, EMH owned directly 10,100 Common Units, constituting less than 1% of the Units outstanding. By virtue of his relationship with EMH discussed in further detail in Item 2, Jack L. Howard may be deemed to beneficially own the Common Units owned directly by EMH.

As of the close of business on the date hereof, Jack L. Howard owned: (i) directly 1,515,228 Common Units, constituting approximately 5.7% of the Units outstanding, and (ii) indirectly, through trusts of which Mr. Howard is trustee, 2,267,490 Common Units, constituting approximately 8.6% of the Units outstanding, which, together with the Units owned directly by EMH that Mr. Howard may also be deemed to beneficially own, constitute approximately 14.3% of the Units outstanding.

11

CUSIP NO. 85814R107

Absent banking regulatory approval, voting rights are forfeited with respect to all Units in excess of 9.9%, and such Units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes.

Mr. Lichtenstein holds directly 514,661 6.0% Series A Preferred Units of the Issuer (the “Preferred Units”), Mr. Howard holds directly 315,041 Preferred Units and EMH holds directly 85,540 Preferred Units. The Preferred Units currently do not have voting rights and may only be converted to Units in the Issuer’s discretion. Accordingly, Mr. Lichtenstein, Mr. Howard and EMH are not deemed to beneficially own the Units underlying their Preferred Units.

(b)       Each of WGL, SPL and Warren G. Lichtenstein may be deemed to have shared power to vote and dispose of the Units reported in this Schedule 13D owned directly by WGL. Each of SPL and Mr. Lichtenstein may be deemed to have shared power to vote and dispose of the Units reported in this Schedule 13D owned directly by SPL. Each of SPH SPV and Mr. Lichtenstein may be deemed to have shared power to vote and dispose of the Units reported in this Schedule 13D owned directly by SPH SPV. Mr. Lichtenstein has the sole power to vote and dispose of the Units reported in this Schedule 13D owned directly by him. As trustee of the grantor retained annuity trust, Mr. Lichtenstein has the sole power to vote and dispose of the Units reported in this Schedule 13D owned indirectly by him through the grantor retained annuity trust.

Each of EMH and Jack L. Howard may be deemed to have shared power to vote and dispose of the Units reported in this Schedule 13D owned directly by EMH. Mr. Howard has the sole power to vote and dispose of the Units reported in this Schedule 13D owned directly by him. As trustee of the trusts, Mr. Howard has the sole power to vote and dispose of the Units reported in this Schedule 13D owned indirectly by him through the trusts.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Units he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Units reported herein that he or it does not directly own.

(c)       On February 13, 2018, SPH SPV was issued 461,442 Class C Units as described in further detail in Item 4. On December 28, 2017, Mr. Lichtenstein gifted an aggregate of 35,715 Common Units. There were no other transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On the date hereof, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) with respect to the joint filing of this statement, and any amendment or amendments thereto. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among the Reporting Persons, dated February 14, 2018.

12

CUSIP NO. 85814R107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

WGL CAPITAL LLC

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	President

STEEL PARTNERS, LTD.

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	President

SPH SPV-I LLC

By:	Warren G. Lichtenstein, Managing Member

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	Attorney-in-Fact for Warren G. Lichtenstein

WARREN G. LICHTENSTEIN

/s/ Jack L. Howard
Jack L. Howard as Attorney-in-Fact for Warren G. Lichtenstein

EMH HOWARD, LLC

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	Managing Member

/s/ Jack L. Howard
Jack L. Howard

13

CUSIP NO. 85814R107

SCHEDULE A

Executive Officers of WGL Capital LLC

Name and Position	Present Principal Occupation	Business Address

Jack L. Howard, President	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Mario Marcon, Chief Financial Officer[1]	Employee of Steel Services Ltd., a subsidiary of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Executive Officers and Directors of Steel Partners, Ltd.

Name and Position	Present Principal Occupation	Business Address

Warren G. Lichtenstein, Chief Executive Officer	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Mario Marcon, Chief Financial Officer[1]	Employee of Steel Services Ltd., a subsidiary of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Leonard Toboroff, Director	Attorney	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

1 As of the close of business on the date hereof, Mario Marcon directly owned 500 Common Units. The aggregate purchase price of such Common Units is approximately $9,730. Such Common Units were acquired with personal funds. Mr. Marcon has the sole power to vote and dispose of such Common Units and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Units.